1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
May 30, 2024	www.integraresources.com

INTEGRA PROVIDES OVERVIEW OF UPCOMING DRILL PROGRAM AT WILDCAT DEPOSIT IN NEVADA

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide an overview of the upcoming exploration drill campaign at the Wildcat Deposit ("Wildcat"), which combined with the Mountain View Deposit form the Nevada North Project (the "Project"). Wildcat is located within the Farrell mining district in northwest Nevada, 56 kilometers ("km") (~35 miles) north of the town of Lovelock, in Pershing County. The 17,612-acre land package consists of 916 unpatented claims and 4 patented claims. Mineralization at Wildcat consists of a gold-dominated, low sulphidation, epithermal vein system with disseminated oxide, transition, and non-oxide mineralization hosted in permeable volcanic and intrusive rocks.

The Company intends to complete a ~2,000 meter ("m") Phase 1 exploration drill program at Wildcat, commencing in June 2024. The drill program is designed to test the oxide mineralization adjacent to the existing mineral resource at Wildcat, while also testing the high-grade breccia target which is believed to be the feeder source of gold mineralization at Wildcat. The planned drill program is the first time Integra's team will complete a significant follow up exploration program since the Company acquired the Project as part of the merger with Millennial Precious Metals Corp. ("Millennial") in 2023. The Company believes that Phase 1 drilling has the potential to significantly increase the existing mineral resource at Wildcat by testing high-priority targets that could not be drilled previously due to permit restrictions.

Highlights:

  Wildcat currently hosts a mineral resource of 746,297 ounces ("oz") of gold ("Au") and 6,437,869 oz of silver ("Ag") or 829,152 oz of gold equivalent ("AuEq") in the Measured and Indicated Category ("M&I") (59,872,806 tonnes at 0.39 g/t Au and 3.34 g/t Ag) and 209,662 oz Au and 1,980,129 oz Ag or 235,146 oz AuEq in the Inferred Category ("Inf.") (22,455,848 tonnes at 0.29 g/t Au and 2.74 g/t Ag).
    The 2023 Nevada North Preliminary Economic Assessment ("PEA") demonstrated strong project economics including an after-tax Net Present Value ("NPV")5% of US$310 million (C$409 million1) and a 37% after-tax Internal Rate of Return ("IRR") using base case metal prices of US$1,700/oz Au and US$21.50/oz Ag.2
    Using recent metal prices of US$2,000/oz Au and US$23.00/oz Ag, the Nevada North Project delivers an after-tax NPV5% of US$490 million (C$647 million) and a ~54% after-tax IRR.2
  Previous drilling at Wildcat completed by Millennial focused primarily on the Main Hill target which hosts the existing mineral resource. The upcoming drill campaign will test multiple underexplored targets outside the Main Hill area at Wildcat, which have demonstrated the potential to host additional mineralized material at Wildcat.
  The 2,000 m Phase 1 exploration drill program will focus on achieving three main objectives:

  Oxide resource expansion: The 2022 exploration program at Wildcat completed by Millennial increased the mineralized footprint from ~1.5 km by 1.5 km to ~3.0 km by 2.0 km through the collection of ~850 rock samples. Of these samples, ~99% were collected outside the proposed PEA pit and ~200 were above cut-off grade2. Three priority areas were identified within the expanded mineralized footprint, including the Crossroads, Breccia Pipe, and Rhyolitic Ridge targets. The 2024 drill program will be the first time the expanded mineralized footprint will be drill tested by the Company with the goal of increasing the oxide mineral resource in future studies. See Figure 1 for target locations and overview of 2022 grab sample program.
  Testing high-grade Breccia Pipe target at depth: Significant geophysical, magnetic, and chargeability anomalies were interpreted below post-mineralization basalts 800 m north from the Main Hill resource. These anomalies are interpreted to be the potential location of high-grade epithermal feeder veins which will be drilled as part of the Phase 1 program. A discovery at the Breccia Pipe Target has the potential to materially augment both the size of the mineral resource and potential future economics at Wildcat. See Figure 2 for Wildcat schematic long sections with geophysics.
  Metallurgical and geotechnical testing: Strategic drilling will be executed within the proposed PEA pit to collect additional material for future economic studies. Column leach tests completed for the 2023 PEA demonstrated excellent leachability of the tuff material (~75% of the in-pit mineralized material) with oxide recoveries up to ~80%. Test work planned in 2024 will seek to further optimize and improve the variability, size sensitivity, and kinetics observed within the tuff material. Further testing will also help the team better understand recoveries in the granodiorite (~25% of the in-pit mineralized material) which had recoveries of 52% in the 2023 PEA.2
  Integra has observed a strong correlation at Wildcat between the presence of historical mines and the location of mineralization. Of the ~25 historical mines and adits located on the property, only 8 are located within the proposed PEA pits, suggesting a strong potential for new areas of mineralization at the targets designated for drilling in 2024.

(1) CAD:USD FX rate of 1.32

(2) Refer to the NI 43-101 technical report titled: "Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated June 28, 2023 with an effective date of July 30, 2023 available under Integra Resources' SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Jason Kosec, President, CEO and Director of Integra commented: "We are extremely excited to kick off the much-anticipated 2024 drill program at Wildcat. The planned program is the first significant exploration drilling program at Wildcat since the deposit was explored by Millennial in 2022, when five new mineralized targets were discovered outside the 2023 PEA pit. We believe this drill program has the potential to significantly increase the near surface oxide mineral resource which will enhance future economics at Wildcat.  Moreover, the discovery of the main feeder zone could be a potential game changer for Wildcat, altering the scope of what we currently know about the potential size of the deposit."

Key Figures

Figure 1: Wildcat 2024 plan view with proposed drilling and locations:
https://integraresources.com/site/assets/files/2572/wc_nr_plan_figure_2024-05-28.pdf

Figure 2: Wildcat schematic long sections with geophysics:

https://integraresources.com/site/assets/files/2572/nr_-_wildcat_geophysics_sls_2024-05-28.pdf

Figure 3: 2022 Millennial drilling highlights:

https://integraresources.com/site/assets/files/2572/wc_nr_cs_rev1_2024-05-28.pdf

Overview of Previous Millennial Exploration at Wildcat

In 2022, Millennial completed both drilling and a detailed mapping and sampling program at Wildcat. The sampling program included detailed surface mapping, a robust rock chip sampling program (~850 samples, ~23% of samples returned grades above 0.1 g/t Au), and detailed compilation of historic data. The mapping program successfully increased the mineralized footprint at Wildcat from ~1.5 km by 1.5 km to ~3.0 km by 2.0 km. Infill and metallurgical drilling which took place at Wildcat in 2022 was highly successful, demonstrating strong grade continuity, minimal overburden coverage, and excellent rock mechanics allowing for favourable pit wall angles and the potential to reduce stripping volumes and lower mining costs. Wildcat demonstrates an extremely low-strip ratio of 0.28 Life-of-Mine ("LoM"), which is presented in the 2023 PEA (Nevada North LoM strip ratio of 1.21). See Figure 3 for a cross section providing an overview of the mineralization at Wildcat.

Highlights from the 2022 drill program include (refer to Millennial news release date November 29, 2022):

  WCCD-0003: 1.26 g/t oxide Au over 39.2 m from surface, including a high-grade intercept of 1.82 g/t oxide Au over 20.6 m
  WCCD-0004: 0.93 g/t oxide Au over 41.4 m
  WCCD-0005: 0.36 g/t oxide Au over 17.7 m and 0.55 g/t oxide Au over 68.6 m
  WCCD-0006: 0.39 g/t oxide Au over 120.2 m from surface, including ~50 m of oxidized mineralization
  WCCD-0012: 0.34 g/t oxide Au over 30.5m and 0.41 g/t Au over 54.9 m (oxide and mixed)

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
WCCD-0003	0.2	39.3	39.2	1.26
including	1.1	21.6	20.6	1.82
WCCD-0004	0.3	41.8	41.4	0.93
including	32.6	41.8	9.2	2.51
and	41.8	79.9	38.1	0.74
WCCD-0005	52.1	120.7	68.6	0.55
and	4.0	21.6	17.7	0.36
WCCD-0006	0.9	121.0	120.2	0.39
including	0.9	15.9	15.0	0.68
WCCD-0012	64.9	119.8	54.9	0.41
and	5.5	36.0	30.5	0.34

Note: Considering the broad shape of mineralization, all intercepts are estimated to represent 70-100% of true width.

2024 Exploration Drill Program at Wildcat

The 2024 exploration drill program at Wildcat will test the expanded mineralized footprint at Wildcat identified by Millennial in 2022. The drill program will focus on greenfield exploration targets that have the potential to expand the oxide mineral resource at Wildcat. Material will also be collected for metallurgical and geotechnical testing to be used in future studies.

The greenfield portion of the 2024 drilling program will focus on three primary targets:

  Breccia Pipe Target: One of the main objectives for the 2024 program is to drill into the previously untested high-grade Breccia Pipe target. Located approximately 800 m north of the Main Hill resource, this target was identified through a combination of conceptual metallogeny and recompilation of geophysical information. Considering the abundance of rhyolite tuff in the area, a large volcanic diatreme, which is a strong indicator of highly permeable conduits for gold rich hydrothermal fluid, is not present at surface. The absence of a diatreme on surface suggests it may be located below the post-mineralization basalts to the north. Using pre-existing geophysical data, a new 3D model was developed that showed significant magnetic and chargeability anomalies immediately below the basalts. Magnetic and chargeability anomalies in this area indicate high sulphur content which is generally associated with magnetite, pyrrhotite, pyrite, or chalcopyrite and can be strongly correlated with gold bearing structures. The first three drill holes of the 2024 campaign are targeting these anomalies.
  Crossroads Target: The Crossroads target is approximately ~1,300 m by 600 m in size and is characterized by disseminated mineralization within silicified tuff breccia. Of the ~36 samples collected at the Crossroads target in 2022, ~69% returned oxide grades >0.10 g/t Au with values up to 2.44 g/t Au, suggesting that oxide mineralization extends into this target. The Crossroads target geology is identical to Main Hill, however, most of the granodiorite located below the Crossroads target is not mineralized. This implies that the main feeder structure of the gold mineralization at the Crossroads target may be a fault located east of the PEA pit. This fault will be tested for high-grade potential at depth during the 2024 drill program.
  Rhyolitic Ridge Target: The untested Rhyolitic Ridge target consists of multiple large gold geochemical soil and geophysical anomalies. Located approximately 300 m east of Main Hill and presenting similar lithologies to the mineral resource area, Rhyolitic Ridge contains significant soil anomalies with ~55% of the 116 samples tested returning grades above 0.1 g/t Au.

Wildcat Deposit Overview

Wildcat is located within the Farrell mining district in Nevada, 56 km north of the town of Lovelock within Pershing County. The property can be accessed year-round by roads from Lovelock via State Route 399 and Seven Troughs Road. The 17,612-acre land package consists of 916 unpatented claims and 4 patented claims. The claims are located on publicly-owned lands administered by the U.S. Bureau of Land Management.

Mineralization at Wildcat is genetically related to a mid-Miocene rhyolite dome complex developed during the extensional dominated tectonic environment of the Nevada Rift. The bulk-tonnage gold mineralization is hosted in tuff breccia that is considered to be the erosional remnant of a subaerial apron to a phreatomagmatic diatreme vent. The tuff breccia-hosted gold mineralization was fed from low-sulphidation veins in the underlying Mesozoic granodiorite basement. Additional bulk-tonnage gold mineralization associated with tuff breccia may be present elsewhere within the district, particularly beneath a post-mineral mafic volcanic cover sequence and within the interpreted main feeder diatreme. Low-sulphidation epithermal veins beneath the tuff breccia have the potential to host high-grade gold targets.

A technical report for the Nevada North Project, comprised of the Wildcat and Mountain View deposits,  is available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Wildcat Mineral Resource Estimate

		Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Oxide	Indicated	59,872,806	0.39	746,297	3.34	6,437,869	0.43	829,152
	Inferred	22,455,848	0.29	209,662	2.74	1,980,129	0.33	235,146

(1) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(2) Refer to the NI 43-101 technical report titled: "Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated June 28, 2023 with an effective date of July 30, 2023 available under Integra Resources' SEDAR+ profile at www.sedarplus.com  and EDGAR profile at www.sec.gov.

(3) The estimate is reported for open-pit mining scenario and with reasonable assumptions.

(4) The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs vary from US$1.5/t to US$2.4/t (depending on material type and project location), processing cost of US$3.1/t and US$3.7/t, G&A costs of US$0.4/t to US$0.5/t, and metallurgical gold recoveries varying from 30% to 86%. Gold equivalent in the Resource Estimate is calculated by g/t Au + (g/t Ag ÷ 77.7).

(5) Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

(6) The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President Geology and Mining. Mr. Dutaut is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release